SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Vera Therapeutics, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

92337R101

(CUSIP Number)

Nathalie Auber

Sofinnova Investments, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, CA  94063

(650) 321-2400

March 22, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92337R101	13D	Page 2 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners X, L.P. (“SVP X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,793,987 shares, except that Sofinnova Management X, L.P. (“SM X LP”), the general partner of SVP X, may be deemed to have sole voting power, Sofinnova Management X-A, L.L.C. (“SM X LLC”), the general partner of SM X LP, may be deemed to have sole voting power, and Dr. James I. Healy (“Healy”) and Dr. Maha Katabi (“Katabi”), the managing members of SM X LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,793,987 shares, except that SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,793,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.3%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 92337R101	13D	Page 3 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management X, L.P. (“SM X LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,793,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.3%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 92337R101	13D	Page 4 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management X-A, L.L.C. (“SM X LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,793,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.3%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 92337R101	13D	Page 5 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8

SHARED VOTING POWER

2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy, a managing member of SM X LLC, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0
	10

SHARED DISPOSITIVE POWER

2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy, a managing member of SM X LLC, may be deemed to have shared dispositive power over these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,793,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.3%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 92337R101	13D	Page 6 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Maha Katabi (“Katabi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,850 shares, all of which are subject to stock options exercisable by Katabi within 60 days of the date of this filing.
	8

SHARED VOTING POWER

2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Katabi, a managing member of SM X LLC and a director of the Issuer, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 19,850 shares, all of which are subject to stock options exercisable by Katabi within 60 days of the date of this filing.
	10

SHARED DISPOSITIVE POWER

2,793,987 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Katabi, a managing member of SM X LLC and a director of the Issuer, may be deemed to have shared dispositive power over these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,813,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.4%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 92337R101	13D	Page 7 of 15

Statement on Schedule 13D

This Amendment No. 4 (“Amendment No. 4”) amends and restates the Statement on Schedule 13D that was initially filed on May 24, 2021 and amended on February 6, 2023, February 14, 2023 and February 20, 2024 (as amended, the “Original Schedule 13D”). This Amendment No. 4 relates to the beneficial ownership of Class A Common Stock, $0.001 par value per share (“Common Stock”) of Vera Therapeutics, Inc., a Delaware corporation (“Issuer”) by Sofinnova Venture Partners X, L.P., a Delaware limited partnership (“SVP X”), Sofinnova Management X, L.P., a Delaware limited partnership (“SM X LP”), Sofinnova Management X-A, L.L.C., a Delaware limited liability company (“SM X LLC”), Dr. James I. Healy (“Healy”), and Dr. Maha Katabi (“Katabi” and collectively with SVP X, SM X LP, SM X LLC, and Healy, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)            The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)            The Issuer’s principal executive offices are located at 8000 Marina Boulevard, Suite 120, Brisbane, California 94005.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)            The persons and entities filing this Schedule 13D are SVP X, SM X LP, SM X LLC, Healy, and Katabi. SM X LP, the general partner of SVP X, and SM X LLC, the general partner of SM X LP, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP X. Katabi may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Katabi.

(b)            The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)            The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP X is to make investments in private and public companies, the principal business of SM X LP is to serve as the general partner of SVP X, and the principal business of SM X LLC is to serve as the general partner of SM X LP. Healy and Katabi are the managing members of SM X LLC. Katabi is a member of the board of directors of the Issuer.

(d)            During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            SVP X is a Delaware limited partnership. SM X LP is a Delaware limited partnership. SM X LLC is a Delaware limited liability company. Healy is a U.S. citizen. Katabi is a Canadian citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 29, 2020, SVP X purchased 25,346,400 shares of Series C Preferred Stock from the Issuer at a purchase price of $0.5918 per share, or $14,999,999.52 in the aggregate. In connection with the Issuer’s initial public offering of Common Stock (the “Offering”), the Issuer’s Series C Preferred Stock automatically converted into shares of Common Stock on an 11.5869:1 basis (on an adjusted basis, after giving effect to the reverse stock split of the Common Stock effected by the Issuer on May 7, 2021).

CUSIP NO. 92337R101	13D	Page 8 of 15

On May 13, 2021, the Issuer granted Katabi a stock option to purchase 9,925 shares of Common Stock at an exercise price of $11.00 per share. The shares subject to the option will vest on the earlier of May 13, 2022 or the 2022 annual meeting of stockholders of the Issuer. Such option will expire on May 12, 2031.

In connection with the Offering, SVP X purchased 727,272 shares of Common Stock from the Issuer at a purchase price of $11.00 per share, or $7,999,992 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on May 17, 2021 with the Securities and Exchange Commission (the “Prospectus”).

On February 10, 2022, SVP X purchased 266,666 shares of Common Stock at a purchase price of $15.00 per share, or $3,999,999.00 in the aggregate, in open market purchases.

On May 24, 2022, the Issuer granted Katabi a stock option to purchase 9,925 shares of Common Stock at an exercise price of $16.14 per share. The shares subject to the option will vest on the earlier of May 24, 2023 or the 2023 annual meeting of stockholders of the Issuer. Such option will expire on May 23, 2032.

The Issuer filed a Prospectus Supplement pursuant to Rule 424(b)(5) on February 2, 2023 with the Securities and Exchange Commission (the “2023 Prospectus Supplement”) that details the Issuer’s offering of 14,285,175 shares of Common Stock (the “February 2023 Follow-on Offering”).

In connection with the February 2023 Follow-on Offering, SVP X purchased 285,714 shares of Common Stock at a purchase price of $7.00 per share, or $1,999,998.00 in the aggregate. Such purchases occurred pursuant to and on the terms set forth in the 2023 Prospectus Supplement.

On May 10, 2023, the Issuer granted Katabi a stock option to purchase 20,000 shares of Common Stock at an exercise price of $7.70 per share. The shares subject to the option will vest on the earlier of May 10, 2024 or the 2024 annual meeting of stockholders of the Issuer. Such option will expire on May 9, 2033.

The Issuer filed a Prospectus Supplement pursuant to Rule 424(b)(5) on January 30, 2024 with the Securities and Exchange Commission (the “2024 Prospectus Supplement”) that details the Issuer’s offering of 8,064,517 shares of Common Stock (the “January 2024 Follow-on Offering”).

In connection with the January 2024 Follow-on Offering, SVP X purchased 161,290 shares of Common Stock at a purchase price of $31.00 per share, or $4,999,990.00 in the aggregate. Such purchases occurred pursuant to and on the terms set forth in the 2024 Prospectus Supplement.

On March 21, 2024, SVP X sold 32,756 shares of Common Stock at a weighted average price of $43.00 per share, or $1,408,518.88 in the aggregate, in open market sales. Such shares of Common Stock were sold in multiple transactions at prices ranging from $43.00 to $43.06. SVP X undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On March 21, 2024, SVP X sold 21,918 shares of Common Stock at a price of $44.00 per share, or $964,392.00 in the aggregate, in open market sales.

On March 21, 2024, SVP X sold 12,617 shares of Common Stock at a weighted average price of $45.52 per share, or $574,285.61 in the aggregate, in open market sales. Such shares of Common Stock were sold in multiple transactions at prices ranging from $45.06 to $45.96. SVP X undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On March 21, 2024, SVP X sold 13,718 shares of Common Stock at a weighted average price of $46.18 per share, or $633,550.66 in the aggregate, in open market sales. Such shares of Common Stock were sold in multiple transactions at prices ranging from $46.00 to $46.94. SVP X undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

CUSIP NO. 92337R101	13D	Page 9 of 15

On March 22, 2024, SVP X sold 413,450 shares of Common Stock at a weighted average price of $40.51 per share, or $16,750,204.03 in the aggregate, in open market sales. Such shares of Common Stock were sold in multiple transactions at prices ranging from $40.50 to $41.18. SVP X undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On March 25, 2024, SVP X sold 340,000 shares of Common Stock at a weighted average price of $40.50 per share, or $13,771,486.97 in the aggregate, in open market sales. Such shares of Common Stock were sold in multiple transactions at prices ranging from $40.50 to $41.40. SVP X undertakes to provider to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP X were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)        Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 52,497,462 shares of Common Stock outstanding immediately after the January 2024 Follow-on Offering, as reported in the Issuer’s 2024 Prospectus Supplement.

(c)            Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)            Under certain circumstances set forth in the limited partnership agreement of SVP X, the general partner and limited partners of SVP X may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)            Not applicable.

CUSIP NO. 92337R101	13D	Page 10 of 15

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SVP X and Katabi have agreed that, without the prior written consent of Jefferies LLC, Cowen and Company, LLC and Evercore Group L.L.C., on behalf of the Issuer’s underwriters, they will not, subject to limited exceptions, during the period ending 180 days after the date set forth on the Prospectus, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any hedging, swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-255492), and such description is incorporated herein by reference.

SVP X is a party to a Second Amended and Restated Investors’ Rights Agreement among the Issuer, SVP X and other shareholders. Subject to the terms of such Second Amended and Restated Investors’ Rights Agreement, SVP X can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Second Amended and Restated Investors’ Rights Agreement dated as of October 29, 2020 is more fully described in the Prospectus and was filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-255492), and such description is incorporated herein by reference.

Katabi, in her capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer. Such Indemnification Agreement is more fully described in the Prospectus and was filed as Exhibit 10.8 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-255492), and such description is incorporated herein by reference.

In connection with the February 2023 Follow-on Offering, SVP X and Katabi have agreed that, without the prior written consent of J.P. Morgan, Cowen and Evercore, on behalf of the Issuer’s underwriters, they will not, subject to limited exceptions, during the period ending 60 days after the date set forth on the 2023 Prospectus Supplement, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock, in cash or otherwise. Such Lock-Up Agreement is more fully described in the 2023 Prospectus Supplement and was filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-40407) filed on February 2, 2023, and such description is incorporated herein by reference.

In connection with the January 2024 Follow-on Offering, SVP X and Katabi have agreed that, without the prior written consent of J.P. Morgan, Cowen and Evercore, on behalf of the Issuer’s underwriters, they will not, subject to limited exceptions, during the period ending 45 days and 60 days, respectively, after the date set forth on the 2024 Prospectus Supplement, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock, in cash or otherwise. Such Lock-Up Agreement is more fully described in the 2024 Prospectus Supplement and was filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-40407) filed on January 30, 2024, and such description is incorporated herein by reference.

CUSIP NO. 92337R101	13D	Page 11 of 15

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-255492) is incorporated herein by reference.
EXHIBIT D	Second Amended and Restated Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-255492) is incorporated herein by reference.
EXHIBIT E	Form of Indemnification Agreement described in Item 6, filed as Exhibit 10.8 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-255492) is incorporated herein by reference.
EXHIBIT F	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-40407) on February 2, 2023, is incorporated herein by reference.
EXHIBIT G	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-40407) on January 30, 2024, is incorporated herein by reference.

CUSIP NO. 92337R101	13D	Page 12 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2024

SOFINNOVA VENTURE PARTNERS X, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership
Its:	General Partner

By:	SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 92337R101	13D	Page 13 of 15

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	Power of Attorney
C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-255492) is incorporated herein by reference.
D	Second Amended and Restated Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-255492) is incorporated herein by reference.
E	Form of Indemnification Agreement described in Item 6, filed as Exhibit 10.8 to the Issuer’s Amendment No. 1 to Form S-1 Registration Statement (File No. 333-255492) is incorporated herein by reference.
F	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-40407) on February 2, 2023, is incorporated herein by reference.
G	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form 8-K (File No. 001-40407) on January 30, 2024, is incorporated herein by reference.

CUSIP NO. 92337R101	13D	Page 14 of 15

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Vera Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: February 13, 2023

SOFINNOVA VENTURE PARTNERS X, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership
Its:	General Partner

By:	SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 92337R101	13D	Page 15 of 15

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.